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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

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                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------

                             (Amendment No. 1)


                      CHANCELLOR BROADCASTING COMPANY

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                             (Name of Issuer)

       Class A Common Stock,                       158910 10 9
          $0.01 Par Value

-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                              Thomas O. Hicks
                      200 Crescent Court, Suite 1600
                            Dallas, Texas 75201
                              (214) 740-7300

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    (Name, address and telephone number of person authorized to receive notices and communications)

                             February 19, 1997

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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].



                     (Continued on following pages)
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 CUSIP No.       158910 10 9             13D              Page


     1     NAME OF REPORTING PERSON:    Mr. Thomas O. Hicks

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [x]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United States
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     1,815,365
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  534,384
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       1,280,981
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       1,815,365
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  17.4%

    14     TYPE OF REPORTING PERSON:    IN



* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
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          This Amendment No. 1 amends and supplements the Statement on
     Schedule 13D filed with the Securities and Exchange Commission on February 20, 1997 (the "Schedule 13D") by Thomas O. Hicks with respect to his ownership of the Class A Common Stock, $0.01 par value ("Class A Common Stock"), of Chancellor Broadcasting Company (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D.


     ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

          On February 19, 1997, the Company, Chancellor Radio Broadcasting Company ("Radio Broadcasting") and Evergreen Media Corporation ("Evergreen") entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Company and Radio Broadcasting would be merged (the "Merger") with and into Evergreen. Concurrently with the execution and delivery of the Merger Agreement, the Company, Evergreen and certain stockholders of each of the Company and Evergreen entered into a Stockholders Agreement (the "Stockholders Agreement"), pursuant to which Mr. Hicks, HM2/HMW, HMTF Fund II and HM2/Chancellor agreed, subject to the terms and conditions thereof, to vote all shares of Class A Common Stock covered by the Schedule 13D for which Mr. Hicks may be deemed to have beneficial ownership (i) in favor of the approval of the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement and (ii) against any Acquisition Proposal (as defined in the Merger Agreement) or any other action or agreement that would result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement or would result in any of the conditions to the Company's obligations under the Merger Agreement not being fulfilled.

          In addition, in order to effect the agreements contained in the Stockholders Agreement, Mr. Hicks, HM2/HMW, HMTF Fund II and HM2/Chancellor each granted an irrevocable proxy with respect to the shares of Class A Common Stock covered by the Schedule 13D to each of Scott K. Ginsburg and Matthew E. Devine for the limited purpose of voting in favor of the approval of the Merger Agreement at the meeting of the Company's stockholders called for the purpose of considering the Merger.

          The descriptions of the Merger Agreement and the Stockholders Agreement contained herein are qualified in their entirety by reference to the applicable agreement, which are filed herewith as Exhibits 99(a) and 99(b), respectively, and hereby incorporated herein by reference.
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     ITEM 7    MATERIAL TO BE FILED AS EXHIBITS

               99(a)     Agreement and Plan of Merger, dated as of February
          19, 1997, among the Company, Radio Broadcasting and Evergreen.

               99(b)     Stockholders Agreement, dated as of February 19,
          1997, among the Company, Evergreen and the stockholders of the Company and Evergreen parties thereto.


































































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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         March 13, 1997            By:  /s/ Thomas O. Hicks
     ---------------------            -------------------------------------
            Date                      Name:  Thomas O. Hicks































































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                                  EXHIBIT INDEX

               NAME OF EXHIBIT

          99(a) Agreement and Plan of Merger, dated as of February 19, 1997, among the Company, Radio Broadcasting and Evergreen.*

          99(b) Stockholders Agreement, dated as of February 19, 1997, among the Company, Evergreen and the stockholders of the Company and Evergreen parties thereto.**


          * Incorporated by reference to Exhibit 99(a) of the Schedule 13D filed on March 3, 1997 by Chancellor Broadcasting Company, Thomas O. Hicks and Lawrence D. Stuart, Jr. with respect to the Class A Common Stock of Evergreen Media Corporation.

          ** Incorporated by reference to Exhibit 99(b) of the Schedule 13D filed on March 3, 1997 by Chancellor Broadcasting Company, Thomas O. Hicks and Lawrence D. Stuart, Jr. with respect to the Class A Common Stock of Evergreen Media Corporation.





















































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